FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 13, 2017

Commission File Number	001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolved to increase capital expenditure budget and reduce the budgeted capital expenditures” dated February 13, 2017.

2.	Taiwan Stock Exchange filing entitled, “The Board resolved to donate to BenQ Foundation to promote cultural and educational programs” dated February 13, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 13, 2017	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

AU Optronics Corp.

February 13, 2017

English Language Summary

Subject:      The Board resolved to increase capital expenditure budget and reduce the budgeted capital expenditures

Regulation:     Published pursuant to Article 4-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:      2017/02/13

Contents:

1.	Date of the resolution by the board of directors or shareholders’ meeting:2017/02/13

2.	Content of the investment plan:

The Board of the Company approved the amount of NT$42.495 billion in capital expenditure budget and reduced the budgeted capital expenditures by NT$11.651 billion according to the actual capital expenditures incurred.

3.	Anticipated monetary amount of the investment:NT$42.495 billion

4.	Anticipated date of the investment:2017/02/13

5.	Source of funds:The cash generated from operating activities.

6.	Concrete purpose/objective:

The capital expenditures will be mainly used to adjust, enhance and build the technology and production capacity of the Company.

(1)	The budget execution of the Company will be subject to customer demand and market situation and the actual amount that the Company will pay will be subject to the execution progress and the vendor payment terms.

(2)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted to NT$37.88 billion during the first three quarters in 2016.

7.	Any other matters that need to be specified:None.

AU Optronics Corp.

February 13, 2017

English Language Summary

Subject:      The Board resolved to donate to BenQ Foundation to promote cultural and educational programs

Regulation:     Published pursuant to Article 4-43 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:      2017/02/13

Contents:

1.	Date of occurrence of the event:2017/02/13

2.	The reason for the donation: To support BenQ Foundation to promote cultural and educational programs.

3.	The total amount of the donation:NT$5,000,000

4.	Counterparty to the donation: BenQ Foundation

5.	Relationship to the Company: The related party of AUO.

6.	Name and resume of the independent director that expressed objection or reservation: None.

7.	Contents of the objection or reservation: N/A

8.	Any other matters that need to be specified: None.